EXHIBIT 99.1
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                                  PRESS RELEASE

                              REDWOOD ENERGY, LTD.
                        SUITE 3300, 425 - 1ST STREET S.W.
                            CALGARY, ALBERTA T2P 3L8

                              FOR IMMEDIATE RELEASE
                                 APRIL 14, 2004

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CALGARY, ALBERTA - REDWOOD ENERGY, LTD. is pleased to announce that Compton
Petroleum Corporation through its wholly-owned subsidiary, Compton Petroleum Acquisition Corporation ("Compton") has, pursuant to its March 1, 2004 offer (the "Offer") to acquire all of the outstanding shares (the "Redwood Shares") of Redwood Energy, Ltd. ("Redwood"), received to date tenders of 27,460,036 Redwood Shares, representing approximately 87.6% of the outstanding Redwood Shares.

Since all outstanding conditions to the Offer have been satisfied, Compton has taken up and paid for all of the Redwood Shares deposited under the Offer. Compton also announced that it has extended the expiry date of the Offer to 4:00 p.m. (Calgary time) on April 26, 2004, pursuant to a Notice Extension dated April 12, 2004, in order to acquire the balance of the outstanding Redwood Shares on the same terms upon which it has acquired the Redwood Shares pursuant to the Offer.

Redwood is also pleased to announce that effective today E.G. Sapieha, N.G. Knecht and T. G. Millar have been appointed as the directors of Redwood and Peter S. Ffoulkes-Jones, Gordon G. Hoover, Ian H. McKinnon, Robert P. Petryk, John Poetker, John C. Power and Allan W. Williams have resigned as directors of Redwood.

Also effective today, the following have been appointed as officers of Redwood:
E.G. Sapieha, President & Chief Executive Officer, N.G. Knecht, Vice-President Finance & Chief Financial Officer and T. G. Millar, Vice-President and Corporate Secretary.

Effective April 14, 2004, Redwood redeemed all of Redwood's outstanding 10% secured convertible debentures .

Redwood is a publicly traded junior oil and gas company based in Calgary. The Redwood Shares are listed on the TSX Venture Exchange and trade under the symbol "RWD".

For further information, contact:

E. G. Sapieha, President & Chief Executive Officer, or
N. G. Knecht, Vice-President, Finance & Chief Financial Officer
Telephone:        (403) 237-9400
Fax:              (403) 237-9410

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.